Silver Elephant Delivers Additional 3,771 Tonnes of Coal
to China from its Ulaan Ovoo Mine in Mongolia

Vancouver, British Columbia, March 21, 2023 - Silver Elephant Mining Corp. ("Silver Elephant" or "the Company") (TSX: ELEF, OTCQX: SILEF, Frankfurt:1P2) announces that, further to its news release dated February 1, 2023, two separate rail shipments totaling 3,771 tonnes of coal have departed for China from its Ulaan Ovoo mine in Mongolia.

"The Company has consistently demonstrated its capability to export quality thermal coal to China from Mongolia since December 2022. The Company is planning to expand Ulaan Ovoo operation as we continue to receive inquiries from major Chinese coal buyers." commented John Lee, CEO of the Company.

The Company expects to fulfill the 15,000-tonne sales and purchase contract with Hong Kong based coal buyer by March 31, 2023.

About Mega Thermal Coal Corp.

Mega Thermal Coal Corp. is a wholly-owned subsidiary of Silver Elephant, which owns and operates the Ulaan Ovoo mine. Mega Thermal Coal Corp. also owns and operates Chandgana Khavtgai and Chandgana Tal coal mines in Mongolia.

Further information on Mega Coal can be found at www.megacoal.ca.

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is a premier silver mining and exploration company, with its flagship Pulacayo silver project in Bolivia. It also owns 100% of Mega Thermal Coal Corp and 39% of Oracle Commodity Holding Corp. ("Oracle"). Oracle has equity and royalty investments in nickel and vanadium mining companies.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

John Lee
CEO

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
info@silverelef.com / www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements and Reader Advisory

Certain statements contained in this or other news release, including, but not limited to, statements with respect to the debt settlements, the terms of the debt settlements, and the completion of the debt settlements, among other things, and statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "targets", or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management's expectations regarding either of Silver Elephant's future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on Silver Elephant's forward-looking statements. Silver Elephant believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable based on information available to it, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.